EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2004	2003	2002	2001	2000

Earnings:
Income (loss) before income taxes, minority interest, and cumulative effect of accounting change	$(16,139)	$(1,496)	$11,268	$(4,639)	$411
Add (less): Equity earnings (loss)	267	(789)	(2,403)	(3,131)	(3060)
Add: Dividends	—	150	2,828	1,054	750

Sub-total:	(15,872)	(2,135)	11,693	(6,716)	(1,899)
Add: Total fixed charges (per below)	31,638	17,945	11,255	12,581	19,954
Less: Interest capitalized	436	152	212	336	1,067

Total earnings (loss) before income taxes, minority interest, and cumulative effect of accounting change	15,330	15,658	22,736	5,529	16,988

Fixed Charges:
Interest expense, including interest capitalized	29,226	15,958	9,939	11,374	18,557
Portion of rental expense representative of the interest factor	2,412	1,987	1,316	1,207	1,397

Total fixed charges	31,638	17,945	11,255	12,581	19,954

Ratio of Earnings to Fixed Charges	(a )	(a )	2.0	(a )	3.0

(a)	For fiscal years 2004, 2003 and 2001 earnings were insufficient to cover fixed charges by $16,308, $2,287 and $7,052, respectively.